Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Twelve Months Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations before income taxes	$788,345	$725,595	$428,957	$550,920	$654,684
Fixed charges, as shown below	69,277	69,402	61,336	50,227	42,979
Equity in income of investees	(15,707)	(11,140)	(6,551)	(1,201)	(2,850)
Noncontrolling Interest – Gas	(27,425)	(43,191)	(25,038)	(29,608)	(9,484)

Adjusted Earnings (Loss)	$814,490	$740,666	$458,704	$570,338	$685,329

Fixed charges:
Interest on indebtedness, expensed or capitalized	43,290	48,345	45,414	35,818	31,903
Interest within rent expense	25,987	21,057	15,922	14,409	11,076

Total Fixed Charges	$69,277	$69,402	$61,336	$50,227	$42,979

Ratio of Earnings to Fixed Charges	11.76	10.67	7.48	11.36	15.95